NO ACT

PE
2-7-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003538

DIVISION OF
CORPORATION FINANCE

March 12, 2013

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-13

Re: Verizon Communications Inc.
Incoming letter dated February 7, 2013

Dear Ms. Weber:

This is in response to your letter dated February 7, 2013 concerning the shareholder proposal submitted to Verizon by Jack and Ilene Cohen. We also have received a letter on the proponents' behalf dated February 13, 2013. On January 18, 2013, we issued our response expressing our informal view that Verizon could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position. In addition, we are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

13 February 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By Electronic mail

Re: Shareholder proposal to Verizon Communications Inc. from Jack and Ilene Cohen

Dear Counsel:

This is in response to the request dated 7 February 2013 that the Division reconsider its decision dated 18 January 2013 as to the proposal from Jack and Ilene Cohen ("the Proponents") submitted to counsel for Verizon Communications International ("Verizon" or the "Company"). Verizon recycles its previously rejected arguments concerning the application of Rule 14a-8(i)(3) and raises an entirely new claim that the Proposal can be excluded under Rule 14a-8(i)(9). For the reasons stated below, we respectfully asks the Division to deny the relief that Verizon seeks.

Conflicts with a Company-Sponsored Proposal Under Rule 14a-8(i)(9). Nearly two months after the 80-day deadline in Rule 14a-8 and with no effort to demonstrate good cause for waiving that deadline, Verizon raises an entirely new ground for exclusion, namely, that the proposal will conflict with a proposal that the Company intends to submit for a shareholder vote at the 2013 annual meeting. Specifically, Verizon argues that the proposal necessarily conflicts with shareholder approval of its amended and restated Long-Term Incentive Plan.

Without conceding the existence of a conflict, we simply note that multi-year revisions of a company's long-term incentive plans involving the issuance of significant numbers of new shares tend not to get slapped together in a few weeks before the proxy is published, such that a company could reasonably be excused for not raising a timely (i)(9) objection. We note too that companies can and do raise (i)(9) objections in a timely fashion even if the board of directors has not yet finally signed off on the allegedly conflicting management proposal.

We thus urge the Division to reject Verizon's request for "reconsideration," lest it encourage companies to hold back from making all arguments in their initial submission, thus requiring the Division to make a second examination of issues at a time when the time pressures

are more severe on all involved.

Allegedly False and Misleading Under Rule 14a-8(i)(3). Although Verizon's request for reconsideration does little more than repeat its original arguments concerning Rule 14a-8(i)(3), which Proponents previously answered, a few points call for further clarification.

Verizon's first complaint is that "the Proposal expands the types of compensation that are subject to shareholder approval and is therefore significantly different from the other [2.99 type] severance approval proposals reviewed by the Staff and with which shareholders are familiar." Request for Reconsideration at p. 2. As an initial matter, whether or not the Proposal is different in some details from the many very similar "2.99 times" severance approval proposals previously upheld by the Staff, some of which were cited in our initial Reply Letter (14 January 2012), Verizon's existing "2.99 times" severance approval policy makes the purpose and impact of this proposal easy to comprehend.

Proponents' resolution and supporting statement make it crystal clear how their resolution would amend Verizon's existing 2.99 times severance approval policy. For example, Verizon's current policy does not include the accelerated vesting of unearned Performance Share Units (PSUs) and Restricted Stock Units (RSUs) in the calculation of the 2.99 times threshold, whereas proponents' resolution explicitly defines these payments as part of the severance benefit. Proponents believe it is most relevant that Verizon shareholders will know what they are voting on – and, as Verizon concedes, the Company's current policy is structurally similar. The proposal would simply include additional severance payments in the calculation of the 2.99 times threshold that are excluded under Verizon's current 2.99 times severance approval policy.

As for Verizon's argument that Proponents' proposal is substantially different from some other recent 2.99 times severance proposals, it is true that different proposals vary in their specificity about the types of severance compensation that are included or not included. None-theless, in our initial reply letter (14 January 2012), we relied heavily on *Nabors Industries, Ltd.* (March 27, 2012), where the Staff rejected Nabors' argument that under Rule 14a-8(i)(3) it could omit a substantially similar "2.99 times" severance limit proposal submitted by CalPERS. In a footnote (at page 6) we included the text of the CalPERS resolution, which similarly and explicitly defined severance "benefits" as including the "acceleration" of prior equity grants:

> "Benefits" include lump-sum cash payments, including payments in lieu of medical and other benefits; tax liability "gross-ups;" the estimated present value of special retirement provisions; stock or option awards that are awarded under any severance agreement; ***the acceleration of any prior stock or stock option awards***, perquisites and consulting fees -- including the reimbursement of expenses -- to be paid to the executive (emphasis added.)

With respect to the issue at hand – *i.e.*, whether *this* proposal is so inherently vague and indefinite that it can be deemed materially "false and misleading" – the proposal here is far more clear and definite than the CalPERS proposal upheld in *Nabors*. Unlike the proposal in *Nabors*, the supporting statement here references Verizon's existing 2.99 times severance policy and then, in the next sentence, explicitly explains proponents' belief that Verizon's current policy "should be updated to include the full value of termination payments, *including the estimated value of*

accelerated vesting of RSUs and PSUs that otherwise would not have been earned or vested until after the executive's termination" (emphasis added.) As a result, whether or not "shareholders know what 'severance' is," they absolutely will know that this Proposal seeks to amend Verizon's 2.99 times severance policy by including the accelerated vesting of PSUs and RSUs as severance compensation in the calculation of the 2.99 times threshold.

Verizon also continues to emphasize its purported inability to understand our use of the term "compensation package." Our initial reply letter explained how the resolution uses the term "compensation package" because Verizon no longer maintains either employment agreements or severance agreements with senior executive officers. Instead, the various components of Verizon's severance payouts for senior executives are distributed across components of the executives' overall compensation package. The resolution here – like Verizon's own existing executive severance approval policy – clearly requires that when an executive officer's compensation package is initially adopted or renewed, if the "severance or termination payments" exceed a certain threshold (2.99 times) the board must seek shareholder approval. This will be perfectly clear to shareholders in the context of Verizon's overall compensation structure and existing 2.99 times severance approval policy (which is referenced in the Supporting Statement).

Although Verizon's reconsideration request attempts to characterize the reference to "compensation package" as evidencing an intent to advance "a binding say-on-pay proposal" (at p. 6), in reality the resolution urges the Board to "seek shareholder approval" only when the total value of a senior executive's severance or termination payments exceed the 2.99 threshold. If Verizon's board adopts this change to its severance approval policy, a "no" vote by shareholders would affect only the severance portion of the executive's overall compensation package. It would not be a binding vote on anything except the total cost of the severance – which would need to be reduced to the 2.99 limit. The fact that an executive may be "in limbo" until the next annual meeting with respect to new or renewed severance compensation above the 2.99 threshold is both entirely within the board's control and no different than the situation as it exists under Verizon's current 2.99 times severance approval policy.

Verizon's (i)(3) claim seems to derive primarily from the eight words italicized below in the first sentence of the Resolution: "urge our Board of Directors to seek shareholder approval of any senior executive officer's *new or renewed compensation package that provides for* severance or termination payments with an estimated total value exceeding 2.99 times . . ." Without conceding the point, as noted in our last letter, and should the Division deem it necessary, proponents are willing to delete the italicized words in order to resolve any (i)(3) concerns.

Conclusion Verizon has again failed to meet its burden of showing that the proposal may be excluded, and we respectfully ask the Division not to reverse its previous decision or consider an entirely new basis for omission. Thank you for your consideration of these points. Please feel free to contact me if additional information would be helpful.

Very truly yours,
/s/
Cornish F. Hitchcock

cc: Mary Louise Weber, Esq.

Mary Louise Weber
Assistant General Counsel



Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

February 7, 2013

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. Request for Reconsideration
Shareholder Proposal of Jack & Ilene Cohen

Ladies and Gentlemen:

I refer to my letter dated December 17, 2012 (the "No Action Request"), pursuant to which Verizon Communications Inc. ("Verizon" or the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Jack and Ilene Cohen (the "Proponent"), may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials") pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) (the "No Action Request"). On January 15, 2013, Verizon received a copy of a letter to the Staff dated January 14, 2013, submitted by the Proponent's counsel in response to the No Action Request ("Proponent's Letter"), and on January 18, 2013, before Verizon had an opportunity to respond to the Proponent's Letter, the Staff issued its informal decision denying the No Action Request. Verizon is submitting this supplemental letter (the "Request for Reconsideration") to respectfully request that the Staff reconsider its disposition of the No-Action Request.

Based on the representations contained in the Proponent's Letter regarding the scope and operation of the Proposal, Verizon continues to believe that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(3), because, when applied to Verizon, it is materially false and misleading in violation of Rule 14a-9. In addition, Verizon now believes that the Proposal may properly be omitted from its 2013 proxy materials under Rule 14a-8(i)(9) because it directly conflicts with a company-sponsored proposal that will be submitted to shareholders at the same meeting. Accordingly, Verizon respectfully requests that the Staff reconsider its prior decision and concur with Verizon's view that the Proposal may be properly omitted from Verizon's 2013 proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(9).

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov, with a copy to the Proponent's counsel. A copy of this letter is also being sent by overnight courier to the Proponent.

I. The Proposal may be excluded under Rule 14a-8(i)(3) because, when applied to Verizon, it is materially false and misleading in violation of Rule 14a-9.

The Proponent's entire argument against exclusion of the Proposal on false and misleading grounds rests on (1) the repeated insistence the that Proposal is just like "dozens and possibly hundreds of other substantially similar '2.99 times' severance approval proposals" that the Staff has found not to be so vague as to justify exclusion under the Rule 14a-8(i)(3)" (page 5 of Proponent's Letter) and (2) the repeated assertion that "shareholders know what 'severance' is." While at first blush these arguments may seem convincing, they cannot overcome the inherent defects of the Proposal; namely, the plain language of the Proposal expands the types of compensation that would be subject to shareholder approval and is therefore significantly different from the prior severance approval proposals reviewed by the Staff and with which shareholders are familiar.

The Proponent's Letter also stresses that the Proposal must be evaluated "in context" and accuses Verizon of taking particular words and phrases "out of context." Verizon agrees that the Proposal must be evaluated in context, specifically the context of the 2013 proxy statement where it will be presented to shareholders. In this context, "severance payments" and "payments due to a termination for any reason" are not the same thing. To understand this, one need only look to Item 402(j), which requires the Company to disclose in the proxy statement each arrangement that "provides for payment to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement or a constructive termination of a named executive..." In the context of the proxy statement, "termination for any reason" is a much broader concept than "severance" and includes a variety of circumstances under which a senior executive separates from a company. Unlike the Proposal, the severance approval proposals previously reviewed by the Staff did not include "payments due to a termination for any reason" in the calculation of severance. As result, the fact that shareholders may know what "severance" is has no bearing on the question of whether they would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Despite the Proponent's attempt to navigate around the numerous defects in the Proposal that support exclusion under Rule 14a-8(i)(3), the Proponent cannot escape the incontrovertible, plain words of the Proposal itself. The Proponent's Letter acknowledges that the second sentence of the resolution "explicitly defines 'severance or termination payment' as all "compensation that is paid out or vest due to a senior executive's termination for any reason" (page 7). Yet, the Proponent tries to back-pedal from this defective and overly broad language by claiming that shareholders "well know"

that these payments are "additional and contingent" payments that are "only paid due to a qualifying termination" (page 7). The problem with this argument is that nowhere in the Proposal are these payments ever described as "contingent" or "additional" or "special" and "only paid out due to a qualifying termination".

The Proponent's Letter mischaracterizes and exaggerates the similarities between the Proposal and other severance approval proposals previously considered by the Staff.

The Proponent's Letter repeatedly casts the Proposal as a "standard-issue 2.99 times severance approval proposal." In fact, as illustrated on Exhibit A, the plain language of the Proposal significantly differs from the so-called "standard issue" severance approval proposal. Where the "standard- issue" proposal calls for shareholder approval of future severance agreements, the Proposal calls for shareholder approval of new or renewed compensation packages. Where the "standard issue" proposal defines "severance agreements" as arrangements that provide for "payments or awards in connection with a senior executive's severance from the company," the Proposal defines "severance or termination payments" as including "any cash, equity or other compensation that is paid out or vests due to termination for any reason." Thus, where the "standard-issue" proposal focuses on special benefits that are paid or vest upon "severance," the Proposal focuses on overall compensation packages that include benefits that are paid out or vest due to a "termination for any reason." It is not Verizon, but rather the Proponent who has chosen to deviate from the "standard-issue" proposal and broaden its scope.

The Proposal's requirement that the Company seek shareholder approval of "new and renewed compensation packages" is unique and not found in other severance approval policies. While the Proposal attempts to define "severance or termination payments," it provides no guidance as to the intended meaning of "compensation package." Since Verizon already has a severance approval policy[1] and the Proposal seeks to "update" that policy, Verizon initially assumed in its No Action Request that the shareholder approval requirement would not relate to an executive's total compensation package (base salary, bonus, equity grant, etc.,) but only to the package of "severance or termination payments" described in the Proposal. The Proponent's

[1] Verizon's Policy on Executive Severance Agreements provides:

The Corporation will not enter into any new employment agreement or severance agreement with an executive officer that provides for severance benefits exceeding 2.99 times the sum of the executive's base salary plus non-equity incentive plan payment, without seeking shareholder ratification of the agreement. "Severance benefits" includes:

- Payments in connection with the termination of the executive's employment;
- Payments for any consulting services;
- Payments to secure an agreement not to compete with Verizon;
- Payments to settle any litigation or claim;
- Payments or benefits that are not generally available to similarly situated management employees;
- Payments in excess of, or outside of, the terms of a plan or policy; and
- Payments to offset tax liability in respect of any of the foregoing

Letter, however, takes Verizon to task for making this assumption and clarifies that the "compensation package" which is subject to shareholder approval is the "overall compensation package" that is adopted by the Committee when it initially appoints a senior executive or is renewed when the Committee "resets base salary and the target short-term bonus opportunity, awards a new three-year cycle of Restricted Stock Units and Performance Stock Units, and adopts other changes that are all summarized and disclosed annually in the Proxy Statement" (page 7). Based on this clarification, it appears that Verizon's initial interpretation of what shareholders would be voting on (i.e., a package of vaguely defined "severance or termination payments") was wrong. It turns out that, if an executive's overall annual compensation package includes severance or termination payments that exceed the limits of the Proposal, then the new or renewed overall compensation package, of which the severance or termination provisions are a part, must be approved by shareholders.

If Verizon didn't understand that the shareholder vote required by the Proposal would be on the total overall compensation package of senior executives and not just the severance or termination payments, how can we be assured that the shareholders voting on the Proposal will understand this? The Proponent's Letter's sole response to the questions raised by the unusual and unprecedented language of the Proposal is simply to state over and over again, "Shareholders know what 'severance' is." But this is a red herring, because the Proposal's plain language indicates that the policy would require shareholder approval of a compensation package that includes more than just severance.

The Proponent's Letter incorrectly argues that Verizon provides deferred compensation and executive life insurance benefits to senior executive under "plans generally available to management employees."

The Proponent's Letter fails to refute Verizon's contention that the Proposal is inherently flawed because the definition of "severance or termination payments" captures earned as well as unearned compensation, and the Proposal provides no guidance on how to value certain benefits for purposes of calculating the "total value" of payments that trigger the shareholder approval requirement. The entire argument set forth on pages 9-10 in Section B(3) of the Proponent's Letter is premised on an inaccurate claim that Verizon's deferred compensation and executive life insurance benefits "are deemed by Proponents' Resolution to be 'vested under a plan generally available to management employees." The Proponents have no factual foundation for this reading of the Proposal. In fact, these benefits are not generally available to management employees. The executive life insurance benefit is offered to approximately 300 of Verizon's approximately 130,000 management employees, and the Executive Deferral Plan is open to approximately 3000 of them. Verizon chose to cite these particular benefits in its No Action Request to illustrate how the plain language of the Proposal captures them in the definition of "severance or termination payments" but fails to provide any guidance on how to value them.

The Proponent's Letter relies on smoke and mirrors to evade the legitimate question of how these benefits would be valued for purposes of determining whether a shareholder vote is required. The Proponent's Letter's purports to address this issue by claiming that any shareholder would expect Verizon to use the same methodology that it uses to estimate post-termination executive life insurance benefits for disclosure in the proxy statement. The Proponent's Letter then reproduces one of the termination tables from the 2012 proxy statement (specifically, the table on page 53 detailing the value of benefits paid due to a qualifying separation under the Senior Manager Severance Plan or an involuntary termination without cause) to say, "Aha!, Look at this! Verizon clearly knows how to calculate these amounts. For Mr. McAdam, it was $383,667 in 2012." But the Proposal applies to payments "due to a termination for any reason." The executive life insurance benefit has a different value if the termination is due to death, as reported in the table on page 54 of the 2012 proxy statement. In Mr. McAdam's case, the disclosed value is $6,300,000. So the question remains: Given that the Proposal expressly applies to severance or termination payments paid out due to a senior executive's termination <u>for any reason,</u> which value does Verizon look to?

The value attributed to the executive life benefit alone could be a determining factor in whether or not the shareholder approval requirement is triggered. The Proponent may think it is obvious that the lesser amount is the most appropriate to include in the calculation, but that doesn't mean other shareholders would see it that way. Over the years, Verizon has received a number of shareholder proposals requesting the adoption of a "golden coffin" shareholder approval policy, which is a particular type of severance approval policy. In each instance the supporting statement for the proposal made it clear that the proposal intended the full death benefit to be included in the approval. Likewise, shareholders voting on the Proposal may well intend the full death benefit of $6,300,000 to be included in the calculation of the "total value" of Mr. McAdam's severance or termination payments. The Proposal, however, fails to provide any guidance as to how to value this benefit. Proponent's Letter dismisses this objection to the Proposal as "puzzling and unpersuasive." On the contrary, it is the Proponent's response that is "puzzling and unpersuasive." Absent further guidance on this point, neither shareholders voting on the Proposal, nor Verizon in implementing it, would be able to determine with any certainty exactly what actions or measures the proposal requires.

The Proposal is false and misleading because it parades as a "standard issue" severance approval policy when, in fact, as applied to Verizon, it would function as a binding annual say on pay proposal.

As discussed above, in its initial No Action Request, Verizon did not understand that the shareholder vote required by the Proposal would be on the total overall compensation package of senior executives and not just the severance and termination payments included in that package. Now that the Proponent's Letter has clarified that the shareholder vote would be a "before-the-fact binding vote" (page 2) on the overall annual compensation packages (page 7) of the named executive officers (page 8) if the value of the severance and termination payments included in that package, calculated

using the same methodology used for proxy statements disclosure (pages 9-10), exceeds the threshold, it is clear that the Proposal, as applied to Verizon, is basically a binding, annual say-on-pay proposal.[2] Shareholders voting on the Proposal cannot be expected to understand all of the implications of a binding say-on-pay proposal, nor can Verizon adequately explain these implications in the proxy statement. For example, due to the timing of Verizon's annual equity grants, it would not be feasible to include the shareholder approval as a voting item at the next annual meeting, so Verizon would have to delay the shareholder vote until the following year's annual meeting. This delay would not only leave the executives' pay in limbo for over a year, but also would have an impact on the Company's accounting for the awards and on the disclosures in the Summary Compensation Table of the Company's proxy statement.[3] Because shareholders cannot be expected to understand these far-reaching implications, Verizon believes that the Proposal, when applied to Verizon, is false and misleading in violation of Rule 14a-9.

II. The Proposal may be excluded pursuant to Rule 14a-8(i)(9) because it directly conflicts with a company-sponsored proposal.

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." Based on the representations made in the Proponent's Letter about the intended operation of the Proposal, it is clear that the Proposal seeks to limit the accelerated vesting of Verizon equity awards. Referring to Verizon's existing severance approval policy, the Proponent's supporting statement states,

---

[2] If adopted, the Proposal would require Verizon to seek shareholder approval of senior executive "compensation packages" each and every year. This is the case because the annual long-term equity awards of Verizon's senior executives comprise approximately 70% of their total annual compensation opportunity (page 34 of Verizon's 2012 proxy statement). Since the target amount of these awards is more than two times base salary and bonus and the awards remain outstanding for three years, at any given time the aggregate value of a senior executive's outstanding equity is at least six times his or her base salary plus bonus.

[3] Under FASB ACS Topic 718, which provides guidance with respect to the accounting of stock-based compensation, an equity award that is subject to shareholder approval is not deemed to be granted until that approval is obtained. Thus, if the Proposal were in effect, Verizon would be unable to determine the grant date fair value of equity awards for either accounting or SEC disclosure purposes until the shareholder approval is obtained, more than a year after the grant was authorized by the Board. This would have an impact on the Company's financial results from year to year and would also result in very confusing proxy disclosures. For example, the 2013-2015 equity awards would be subject to the shareholder vote at the 2014 annual meeting. While these awards would be described in the Compensation, Discussion & Analysis section of the 2014 proxy statement, they would not be reported in the Summary Compensation Table, because the grant date fair value of the awards cannot be computed until the shareholder approval is obtained. Item 402(c)(2)(v)of Regulation S-K, requires the company to include "for awards of stock, the aggregate grant date fair value computed in accordance with FASB ASC 718." As a result, assuming that the shareholders approve the grant at the 2014 annual meeting, the grant date fair value of the 2013-2015 award would be based on the price of the Verizon's stock on the date of the 2014 annual meeting (as opposed to the price of Verizon's stock on the date that the Board approved the grant) and reported in the Summary Compensation Table of the 2015 proxy statement.

> "We believe that policy should be updated to include the full value of termination payments, including the estimated value of accelerated vesting of RSUs and PSUs that otherwise would not have been earned or vested until after the executive's termination."

In its No Action Request, Verizon questioned whether the Proposal would apply to a a number of termination payments not already included in Verizon's severance approval policy, such as amounts accrued under non-qualified deferred compensation plans or the death benefit payable under an executive life insurance policy. The Proponent's Letter insists that the Proposal does not contemplate these types of payments (page 8), but fails to point to any other type of payment or benefit, *other than the accelerated vesting of equity*, that would be covered by the Proposal. Given this guidance, it is clear that the Proposal seeks to limit the accelerated vesting of Verizon equity awards.

Verizon believes that the Proposal may be properly omitted from its 2013 proxy materials because it conflicts with a company-sponsored proposal that will be submitted to shareholders at the same annual meeting. Verizon is submitting its amended and restated Long-Term Incentive Plan (the "Plan") for shareholder approval under Section 162(m) of the Internal Revenue Code at the Company's 2013 annual meeting. The Plan contains the following provision:

> *No outstanding Awards that have been granted after the Effective Date of this amended and restated Plan shall vest or become immediately payable or exercisable merely upon the occurrence of a Change in Control. However, if within twelve (12) months following the occurrence of a Change in Control, a Participant is involuntarily terminated without "Cause" or is deemed to have separated from service as the result of a "Good Reason", then all outstanding Options and SARs shall become immediately exercisable, and any restriction periods and other restrictions imposed on then-outstanding Awards shall lapse and will be paid at their targeted award level. Notwithstanding the foregoing, such Awards shall not become payable until their regularly scheduled time as specified under the terms and conditions of the applicable Award Agreement, except that, to the extent that an Award is exempt from Section 409A of the Code under the "short-term deferral rule," payment shall not be later than 2-1/2 months after the year in which it is no longer subject to substantial risk of forfeiture. Both "Cause" and "Good Reason" shall be as defined in the applicable Award Agreement.*

Verizon believes that the Proposal, which effectively seeks to limit the accelerated vesting of an executive's equity awards due to termination for any reason, conflicts with this provision of the Plan, which expressly provides for the accelerated vesting and payment at target level of an executive's equity award if he or she is terminated following a change in control of the Company. Because of this conflict, including both the Proposal and the company-sponsored proposal to approve the Plan in the 2013 proxy materials would present alternative and conflicting decisions for Verizon's

shareholders, and an affirmative vote on both the Proposal and the Verizon proposal would lead to an inconsistent and inconclusive mandate from the shareholders. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2013 proxy materials under Rule 14a-8(i)(9).

III. Conclusion.

For the reasons set forth above and in the No Action Request, Verizon respectfully requests that the Staff reconsider its position and concur with Verizon's view that the Proposal may be properly omitted from Verizon's 2013 proxy materials pursuant to (i) Rule 14a-8(i)(3) because the Proposal, when applied to Verizon, is materially false and misleading in violation of Rule 14a-9, and (ii) Rule 14a-8(i)(9) because the Proposal directly conflicts with a company-sponsored proposal to be submitted to shareholders at the same meeting.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber

Enclosures
cc: Jack and Ilene Cohen
Cornish F. Hitchcock

Exhibit A

Comparison of Proposal to proposals that Proponent's Letter claims are "substantially similar"

Proposal	Nabors	Verizon (2007)	McDonalds
RESOLVED: Verizon shareholders urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. *"Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Such payments include those provided under employment agreements, severance plans, change-in-control clauses in long-term equity or other compensation plans, and agreements renewing, modifying or extending any such agreement or plan.* *"Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; post-employment perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and any equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.* *The Board shall retain the option to seek shareholder approval after material terms are agreed upon.*	*RESOLVED: The shareowners of Nabors Industries Ltd. (the "Company") recommend that the Company amend its bye-laws, in compliance with law and required processes, to add the following:* *The Board of Directors ("Board") shall seek shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus. The Company would have the option of submitting the severance agreement for approval as a separate ballot item in advance or at the next meeting of shareowners after the terms of a severance agreement were agreed upon.* *"Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements. "Benefits" include lump-sum cash payments, including payments in lieu of medical and other benefits; tax liability "gross-ups;" the estimated present value of special retirement provisions; stock or option awards that are awarded under any severance agreement; the acceleration of any prior stock or stock option awards, perquisites and consulting fees -- including the reimbursement of expenses -- to be paid to the executive.*	*RESOLVED: that the shareholders of Verizon Communications Inc. (the "Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.* *"Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements.* *"Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.*	*RESOLVED: that the shareholders of McDonald's Corporation ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.*